October 25, 2017

Dominic F. Silvester
Chief Executive Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

       Re: Enstar Group Limited
           Registration Statement on Form S-3
           Filed October 10, 2017
           File No. 333-220889

Dear Mr. Silvester:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you are registering 2,775,573 Series C non-voting ordinary shares and
       404,771 Series E non-voting ordinary shares. We note your disclosure on page 5 that holders of Series C and Series E non-voting ordinary shares do not have the ability to convert such shares into ordinary shares in any transfer that is not a widely dispersed offering. We also note your disclosure on page 6 that the board of directors may decline to register a transfer under certain circumstances. Please clarify in the prospectus
 Dominic F. Silvester
Enstar Group Limited
October 25, 2017
Page 2

       whether this offering constitutes a widely dispersed offering, whether the Series C and
       Series E non-voting ordinary shares you are registering will automatically convert into ordinary shares upon sale in this offering and whether the board of directors can decline to register the transfer of such securities when sold in this offering. If the Series C and
       Series E non-voting ordinary shares will not convert into ordinary shares when sold in this offering, you are registering shares that have no established trading market.
       Therefore, you must disclose a fixed price at which the Series C and Series E non-voting ordinary shares will be sold.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any questions.

FirstName LastNameDominic F. Silvester                       Division of
Corporation Finance
Comapany NameEnstar Group Limited                            Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Ariel Greenstein, Esq.
FirstName LastName